# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Octave Intelligence plc, CIK 0002083632
CUSIP: G22845104
Title of class of securities: Class B Ordinary Shares
Address of issuer's principal executive offices: 305 Intergraph Way, Madison, Alabama (AL), 35758
Date of event which requires filing of this statement: 05/22/2026
Filed by CIK 0002137461
Persons authorized to receive notices and communications: Maia Gez, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200

## Reporting persons
- Melker Schorling AB (CIK 0002137461): type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 58,433,144; sole dispositive power 0; shared dispositive power 58,433,144; aggregate amount beneficially owned 58,433,144 (21.8% of the class)
- Melker Schorling Tjanste AB: type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 58,433,144; sole dispositive power 0; shared dispositive power 58,433,144; aggregate amount beneficially owned 58,433,144 (21.8% of the class)
- MASCH Aktiebolag: type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 58,433,144; sole dispositive power 0; shared dispositive power 58,433,144; aggregate amount beneficially owned 58,433,144 (21.8% of the class)
- Sohold AB: type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 58,433,144; sole dispositive power 0; shared dispositive power 58,433,144; aggregate amount beneficially owned 58,433,144 (21.8% of the class)
- Marta Schorling Andreen: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 58,433,144; sole dispositive power 0; shared dispositive power 58,433,144; aggregate amount beneficially owned 58,433,144 (21.8% of the class)
- Sofia Schorling Hogberg: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 1,050; shared voting power 58,433,144; sole dispositive power 1,050; shared dispositive power 58,433,144; aggregate amount beneficially owned 58,434,194 (21.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares
Name of issuer: Octave Intelligence plc
Address of issuer's principal executive offices: 305 Intergraph Way, Madison, Alabama (AL), 35758
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Class B Ordinary Shares (the "Class B Shares") of Octave Intelligence plc, an Irish public limited company ("Octave"). The address of the principal executive office of Octave is 305 Intergraph Way, Madison, Alabama 35758. This Schedule 13D also refers to the Class A Ordinary Shares (the "Class A Shares") of Octave, which are convertible into Class B Shares on a one-for-one basis at the option of the holder. Octave's dual-class share structure provides that Class A Shares are entitled to ten votes per share and Class B Shares are entitled to one vote per share.

## Item 2. Identity and Background
Name of person filing: Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of: (i) Melker Schorling AB, a Swedish limited liability company ("MSAB"); (ii) Melker Schorling Tjanste AB, a Swedish limited liability company ("MSTAB"); (iii) MASCH Aktiebolag, a Swedish limited liability company ("MASCH"); (iv) Sohold AB, a Swedish limited liability company ("SOHOLD"); (v) Marta Schorling Andreen, a citizen of Sweden; and (vi) Sofia Schorling Hogberg, a citizen of Sweden.
Residence or business address: The residence or business address of each Reporting Person is C/O MSAB, Birger Jarlsgatan 13, 4 tr, 111 45 Stockholm, Sweden.
Present principal occupation or employment: The principal business of MSAB is to serve as an investment holding company. The principal business of MSTAB is to serve as an investment holding company, including interests in MSAB. The principal business of MASCH is to hold investments of Ms. Andreen, including interests in MSTAB. The principal business of SOHOLD is to hold investments of Ms. Hogberg, including interests in MSTAB. The principal occupation of Ms. Andreen is serving as Vice Chairman of MSAB. The principal occupation of Ms. Hogberg is serving as Vice Chairman of MSAB.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 22, 2026, Hexagon AB ("Hexagon") effected the Distribution (as defined below). On April 24, 2026, the general meeting of shareholders of Hexagon approved the spin-off of Hexagon's Asset Lifecycle Intelligence business, Safety, Infrastructure & Geospatial business, ETQ business and Bricsys business into a separate publicly traded company, which became Octave. This Item 4 relates to the pro rata distribution by Hexagon to holders of its Class A shares and Class B shares of all of the issued share capital of Octave (the "Distribution"). The Distribution was completed on May 22, 2026 (the "Distribution Date").

In connection with the Distribution, (i) holders of record of Hexagon Class A shares as of May 22, 2026 (the "Record Date") received one Octave Class A Share for every ten Hexagon Class A shares held on the Record Date, and (ii) holders of record of Hexagon Class B shares as of the Record Date received one Octave Class B Share for every ten Hexagon Class B shares held on the Record Date. No fractional Octave Class A Shares or Class B Shares were distributed; instead, fractional interests were aggregated and sold, with net cash proceeds distributed pro rata to the applicable holders.

As a result of the Distribution, on the Distribution Date, MSAB directly acquired, and each of the other Reporting Persons may be deemed to have indirectly acquired, beneficial ownership of an aggregate of 58,433,144 Class B Shares, consisting of 11,025,000 Class A Shares and 47,408,144 Class B Shares. Also as a result of the Distribution, on the Distribution Date, Ms. Hogberg directly acquired beneficial ownership of 1,050 Class B shares.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in Octave on a continuing basis and, depending on various factors, including, without limitation, Octave's financial position, the trading price of Class B Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their Octave shares as they deem appropriate, including, without limitation, purchasing Octave shares, selling Octave shares, taking any action to change the composition of Octave's board of directors, taking any other action with respect to Octave or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

The information set forth in Item 6 is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, MSAB directly owns 11,025,000 Class A Shares and 47,408,144 Class B Shares. MSTAB controls MSAB. MASCH and SOHOLD together control MSTAB. Ms. Andreen is the controlling member of MASCH and Ms. Hogberg is the controlling member of SOHOLD. As a result, each of the Reporting Persons may be deemed to beneficially own the Class A Shares and Class B Shares directly owned by MSAB, which represent 58,433,144, or 21.8%, of the Class B Shares and 42.9% of the total voting power of Octave's outstanding share capital. In addition, Ms. Hogberg directly owns 1,050 Class B shares, which together with the shares she may be deemed to beneficially own that are directly owned by MSAB, represent 58,434,194, or 21.8%, of the Class B Shares and 42.9% of the total voting power of Octave's outstanding share capital.

The percentages used herein with respect to Octave's shares are calculated based on approximately 11,025,000 Class A Shares and 257,412,788 Class B Shares anticipated to be issued and outstanding immediately following the Distribution, as reported in the Information Statement filed as Exhibit 99.1 to Octave's Current Report on Form 8-K, filed on May 12, 2026.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Class B Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Octave and MSAB entered into a Registration Rights Agreement, dated May 22, 2026 (the "Registration Rights Agreement"), to govern the relationship between the parties after the Distribution in relation to certain registration rights granted to MSAB with respect to the Class B Shares it received in the Distribution (including any Class B Shares issuable upon conversion of Class A Shares received by MSAB in the Distribution) and any Class B Shares it subsequently acquires from Octave ("Registrable Securities"). Beginning on the first anniversary of the Distribution Date, MSAB may require Octave to effect demand registrations of Registrable Securities, subject to certain limitations, including minimum offering size thresholds, blackout periods and limits on the number of demand registrations in any 12-month period. MSAB is also entitled to customary "piggyback" registration rights to participate in certain registered offerings initiated by Octave or other of its security holders, and after the first anniversary of the Distribution Date, Octave must file and maintain an effective shelf registration statement covering the resale of the Registrable Securities for a specified period, subject to customary suspension rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 99.2 and is incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement among the Reporting Persons
99.2 Registration Rights Agreement, dated as of May 22, 2026, between Octave Intelligence plc and Melker Schorling AB

## Signatures
- Melker Schorling AB: /s/ Sofia Schorling Hogberg, Sofia Schorling Hogberg/Board Member & Authorized Signatory (06/01/2026)
- Melker Schorling Tjanste AB: /s/ Sofia Schorling Hogberg, Sofia Schorling Hogberg/Board Member & Authorized Signatory (06/01/2026)
- MASCH Aktiebolag: /s/ Marta Schorling Andreen, Marta Schorling Andreen/Board Member & Authorized Signatory (06/01/2026)
- Sohold AB: /s/ Sofia Schorling Hogberg, Sofia Schorling Hogberg/Board Member & Authorized Signatory (06/01/2026)
- Marta Schorling Andreen: /s/ Marta Schorling Andreen, Marta Schorling Andreen (06/01/2026)
- Sofia Schorling Hogberg: /s/ Sofia Schorling Hogberg, Sofia Schorling Hogberg (06/01/2026)